SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 03, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

     PUBLICLY HELD COMPANY
CORPORATE TAXPAYER’S ID: 43.776.517/0001 -80

MATERIAL FACT

In compliance with CVM Instruction 358, dated January 3, 2002, Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company” or “SABESP”) hereby announces the execution, on December 28, 2007, of the Second Amendment to the Term of Acknowledgement of Obligations, Payment Commitment and Other Covenants (“Term of Acknowledgement”) with the State of São Paulo through its Finance Secretariat, which establishes the terms and conditions for payment of the outstanding debts between the two parties, by undertaking the following:

(i)
amortization of the debt with the State of São Paulo remaining from the First Amendment to the Term of Acknowledgement in 60 (sixty) equal and consecutive monthly installments, with the first monthly installment due on January 2, 2008;

(ii)
pledge to contract supplementary credit in the 2007 Budget to ensure the availability of funds for the payment of debts related to the past-due and unsettled bills in the period from March 2004 to October 2007 acknowledged by the State of São Paulo; and

(iii)
payment of interest on own capital related to the period from March 2004 to December 2006 owed by SABESP to the State of São Paulo in up to 6 consecutive monthly installments, with the first monthly installment due on January 2, 2008.

The full text of the Second Amendment is available on the Sabesp website: www.sabesp.com.br

São Paulo, December 28, 2007

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 03, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.